02037199

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

RECD S.E.C.
MAY 23 2002
1086

Wells Fargo Asset Securities Corporation
Exact name of registrant as specified in charter

0001011663
Registrant CIK Number

8-K FOR 5-23-02
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-2209
~~333-74308~~
SEC file number, if available

Name of Person Filing the Document (If other than the Registrant)

PROCESSED
MAY 31 2002
THOMSON FINANCIAL

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Frederick, State of Maryland, May 23, 2002.

Wells Fargo Asset Securities Corporation
(Registrant)

By: [signature]
Name: Alan S. McKenney
Title: Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ____________________, ______, that the information set forth in this statement is true and complete.

By: ________________________
(Name)

____
(Title)

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Greenwich Capital Markets

Yield Sensitivity Table

May 21, 2002 03:56 PM
User: mercadk
As of May 21, 2002, 03:56 PM

Bond Class	
Name / Class:	WFM02010C A1
Cusip:	
Coupon:	5.200 %
Formula:	N/A
Orig. Balance:	$50,000,000.00
Factor:	1.00000000
Factor date:	02/01/2002
Current Cap:	N/A
Current Floor:	N/A
Cur. Balance:	$50,000,000.00

Class Description	
PAC Bands:	N/A
Settlement Date:	05/30/2002
Issue Date:	05/01/2002
First Pay Date:	06/25/2002
Maturity Date:	N/A
Days Delay:	24

Collateral Description	
Coll. Type:	WL
Orig. Balance:	$250,000,000.00
Net Coupon:	5.973 %
Gross Coupon:	6.440 %
Srvc Fee:	0.467 %
Orig. Term:	360 mos
Current WAM:	358 mos
Current Age:	1 mos

Price	150PSA	200PSA	250PSA	350PSA	500PSA	700PSA	1000PSA
100-08	5.065	5.031	5.001	4.949	4.886	4.816	4.724
100-12	5.025	4.984	4.947	4.885	4.808	4.724	4.613
100-16	4.986	4.937	4.894	4.821	4.731	4.632	4.503
100-20	4.946	4.890	4.841	4.757	4.654	4.541	4.392
100-24	4.906	4.843	4.788	4.693	4.578	4.449	4.282
100-28	4.867	4.796	4.735	4.629	4.501	4.358	4.172
101-00	4.827	4.750	4.682	4.566	4.424	4.267	4.062
101-04	4.788	4.703	4.629	4.503	4.348	4.177	3.953
101-08	4.748	4.657	4.576	4.439	4.272	4.086	3.843

	150PSA	200PSA	250PSA	350PSA	500PSA	700PSA	1000PSA
WAL:	3.55	2.95	2.57	2.11	1.73	1.44	1.18
Mod. Dur:	3.12	2.64	2.33	1.94	1.61	1.35	1.12
Spread	94.6	116.3	128.4	140.4	157.7	170.3	176.3
First Prin:	06/2002	06/2002	06/2002	06/2002	06/2002	06/2002	06/2002
Last Prin:	03/2009	10/2007	12/2006	12/2005	03/2005	09/2004	04/2004
Bench:	AL	AL	AL	AL	AL	AL	AL

These Computational Materials should be accompanied by a one-page disclaimer, which must be read in its entirety by the addressee of this communication. If such disclaimer is not attached hereto, please contact your Greenwich Capital sales representative.

	3 Month	6 Month	[illegible]	[illegible]	[illegible]	5 Year	10 Year	30 Year
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	5.755
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	98-15+

[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]

[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	100-31	[illegible]

CAP VOLS					
[illegible]	2	3	5	10	30
[illegible]	[illegible]	[illegible]	[illegible]	19.700	17.120

SWAPTION VOLS			
[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]

Prepay Model Knobs	Turnover Level	Turnover Ramp	Refi Vel	Refi Elbow Shift	Burnout Severity	Burnout Timing	Lockin Severity	Lockin Rate	MtgRate Shift	Stage	Model Version
Settings	[illegible]	[illegible]	[illegible]	[illegible]	0.00	0.00	[illegible]	0.00	0.00	0.00	[illegible]

Greenwich Capital Markets

Yield Sensitivity Table

May 21, 2002 03:57 PM
User: mercadk
As of May 24, 2002, 03:57 PM

Bond Class	
Name / Class:	WFM02010C A3
Cusip:	
Coupon:	6.000 %
Formula:	N/A
Orig. Balance:	$75,749,896.00
Factor:	1.00000000
Factor date:	02/01/2002
Current Cap:	N/A
Current Floor:	N/A
Cur. Balance:	$75,749,896.00

Class Description	
PAC Bands:	N/A
Settlement Date:	05/30/2002
Issue Date:	05/01/2002
First Pay Date:	06/25/2002
Maturity Date:	N/A
Days Delay:	24

Collateral Description	
Coll. Type:	WL
Orig. Balance:	$250,000,000.00
Net Coupon:	5.973 %
Gross Coupon:	6.440 %
Srvc Fee:	0.467 %
Orig. Term:	360 mos
Current WAM:	358 mos
Current Age:	1 mos

Price	150PSA	200PSA	250PSA	350PSA	500PSA	700PSA	1000PSA
99-14	6.106	6.112	6.118	6.129	6.143	6.157	6.175
99-18	6.083	6.084	6.085	6.088	6.091	6.094	6.098
99-22	6.059	6.056	6.052	6.047	6.039	6.031	6.022
99-26	6.035	6.027	6.019	6.005	5.988	5.968	5.945
99-30	6.012	5.999	5.987	5.964	5.936	5.906	5.869
100-02	5.988	5.971	5.954	5.923	5.885	5.843	5.792
100-06	5.965	5.943	5.921	5.883	5.834	5.781	5.716
100-10	5.942	5.914	5.888	5.842	5.783	5.718	5.640
100-14	5.918	5.886	5.856	5.801	5.732	5.656	5.564
WAL:	6.92	5.46	4.55	3.51	2.73	2.19	1.77
Mod. Dur:	5.30	4.40	3.79	3.03	2.42	1.99	1.63
Spread	111.3	130.2	154.1	195.5	225.4	244.7	268.9
First Prin:	06/2002	06/2002	06/2002	06/2002	06/2002	06/2002	06/2002
Last Prin:	11/2014	01/2012	02/2010	01/2008	07/2006	08/2005	11/2004
Bench:	AL	AL	AL	AL	AL	AL	AL

These Computational Materials should be accompanied by a one-page disclaimer, which must be read in its entirety by the addressee of this communication. If such disclaimer is not attached hereto, please contact your Greenwich Capital sales representative.

	3 Month	6 Month	1 Year	2 Year	3 Year	5 Year	10 Year	30 Year
OTR Yld	1.781?	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
OnTR/Swp Spd	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
OnTR Price	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

6Mo L	3Mo L	1I Cof	Prime
[illegible]	[illegible]	[illegible]	[illegible]

[illegible]	[illegible]	FN 6.5	FN 4.0?
[illegible]	[illegible]	[illegible]	[illegible]

CMT YIELD (years)					
1	2	3	5	10	30
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

SWAPTION VOLS (years)			
[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]

Prepay Model Knobs	Turnover Level	Turnover Ramp	Refi Incl	Refi Elbow Shift	Burnout Severity	Burnout Timing	Lockin Severity	Lockin Rate	Mtg Rate Shift	Surge	Model Version
Settings	[illegible]	0.00?	4.50?	3.00?	[illegible]	[illegible]	[illegible]	0.00?	[illegible]	[illegible]	[illegible]

Greenwich Capital Markets

Yield Sensitivity Table

May 21, 2002 03:58 PM
User: mercadk
As of May 21, 2002, 03:58 PM

Bond Class	
Name / Class:	WFM02010C A3
Cusip:	
Coupon:	6.000 %
Formula:	N/A
Orig. Balance:	$75,749,896.00
Factor:	1.00000000
Factor date:	02/01/2002
Current Cap:	N/A
Current Floor:	N/A
Cur. Balance:	$75,749,896.00

Class Description	
PAC Bands:	N/A
Settlement Date:	05/30/2002
Issue Date:	05/01/2002
First Pay Date:	06/25/2002
Maturity Date:	N/A
Days Delay:	24

Collateral Description	
Coll. Type:	WL
Orig. Balance:	$250,000,000.00
Net Coupon:	5.973 %
Gross Coupon:	6.440 %
Srvc Fee:	0.467 %
Orig. Term:	360 mos
Current WAM:	358 mos
Current Age:	1 mos

Price	150PSA	200PSA	250PSA	350PSA	500PSA	700PSA	1000PSA
99-17	6.088	6.091	6.094	6.098	6.104	6.110	6.118
99-21	6.065	6.063	6.061	6.057	6.052	6.047	6.041
99-25	6.041	6.034	6.028	6.016	6.001	5.984	5.964
99-29	6.018	6.006	5.995	5.975	5.949	5.921	5.888
100-01	5.994	5.978	5.962	5.934	5.898	5.859	5.811
100-05	5.971	5.950	5.929	5.893	5.847	5.796	5.735
100-09	5.948	5.921	5.897	5.852	5.796	5.734	5.659
100-13	5.924	5.893	5.864	5.811	5.745	5.671	5.583
100-17	5.901	5.865	5.831	5.770	5.694	5.609	5.507
WAL:	6.92	5.46	4.55	3.51	2.73	2.19	1.77
Mod. Dur:	5.30	4.41	3.79	3.04	2.43	1.99	1.63
Spread	113.8	132.6	156.0	196.3	225.1	243.3	266.1
First Prin:	06/2002	06/2002	06/2002	06/2002	06/2002	06/2002	06/2002
Last Prin:	11/2014	03/2012	02/2010	01/2008	07/2006	08/2005	11/2004
Bench:	AL	AL	AL	AL	AL	AL	AL

These Computational Materials should be accompanied by a one-page disclaimer, which must be read in its entirety by the addressee of this communication. If such disclaimer is not attached hereto, please contact your Greenwich Capital sales representative.

	3 Month	6 Month	1 Year	2 Year	3 Year	5 Year	10 Year	30 Year
OTR Yld	1.770	1.908	[illegible]	[illegible]	3.849	4.619	[illegible]	[illegible]
[illegible]	1.752	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible] Price	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

[illegible]	[illegible]	[illegible]	Prime
1.840	1.879	[illegible]	4.750

[illegible]	[illegible]	FN 6.5	FH 6.5
6.234	6.100	100-31	[illegible]

CAP VOLS (years)					
1	2	3	5	10	30
[illegible]	[illegible]	27.[illegible]	[illegible]	[illegible]	17.260

SWAPTION VOLS (years)			
[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	16.100	[illegible]

Prepay Model Knobs	Turnover Level	Turnover Ramp	Refi Fcl	Refi Elbow Shift	Burnout Severity	Burnout Timing	Lockin Severity	Lockin Rate	Mtg Rate Shift	Curtail	Model Version
Settings	0.00	0.00	0.00	0.00	0.00	0.00	0.00	[illegible]	[illegible]	0.00	30

Greenwich Capital Markets

Yield Sensitivity Table

May 21, 2002 03:59 PM
User: mercadk
As of May 21, 2002, 03:59 PM

Bond Class	
Name / Class:	WFM02010C A5
Cusip:	
Coupon:	6.000 %
Formula:	N/A
Orig. Balance:	$35,796,907.00
Factor:	1.00000000
Factor date:	02/01/2002
Current Cap:	N/A
Current Floor:	N/A
Cur. Balance:	$35,796,907.00

Class Description	
PAC Bands:	N/A
Settlement Date:	05/30/2002
Issue Date:	05/01/2002
First Pay Date:	06/25/2002
Maturity Date:	N/A
Days Delay:	24

Collateral Description	
Coll. Type:	WL
Orig. Balance:	$250,000,000.00
Net Coupon:	5.973 %
Gross Coupon:	6.440 %
Srvc Fee:	0.467 %
Orig. Term:	360 mos
Current WAM:	358 mos
Current Age:	1 mos

Price	150PSA	200PSA	250PSA	350PSA	500PSA	700PSA	1000PSA
93-27	6.608	6.666	6.738	6.926	7.310	7.738	8.260
93-31	6.595	6.652	6.723	6.906	7.282	7.700	8.211
94-03	6.583	6.639	6.708	6.887	7.254	7.663	8.162
94-07	6.571	6.626	6.693	6.868	7.226	7.626	8.113
94-11	6.559	6.613	6.678	6.849	7.199	7.588	8.064
94-15	6.547	6.599	6.664	6.830	7.171	7.551	8.015
94-19	6.536	6.586	6.649	6.811	7.144	7.514	7.966
94-23	6.524	6.573	6.634	6.792	7.116	7.477	7.917
94-27	6.512	6.560	6.619	6.773	7.089	7.440	7.869
WAL:	20.30	16.95	14.10	9.82	5.94	4.18	3.08
Mod. Dur:	11.01	9.93	8.85	6.91	4.77	3.54	2.70
Spread	117.8	131.7	145.6	173.7	259.5	333.8	432.4
First Prin:	02/2017	12/2013	08/2011	11/2008	01/2007	11/2005	01/2005
Last Prin:	03/2032	03/2032	03/2032	03/2032	03/2032	06/2007	12/2005
Bench:	AL	AL	AL	AL	AL	AL	AL

These Computational Materials should be accompanied by a one-page disclaimer, which must be read in its entirety by the addressee of this communication. If such disclaimer is not attached hereto, please contact your Greenwich Capital sales representative.

	3 Month	6 Month	1 Year	2 Year	3 Year	5 Year	10 Year	30 Year
CMT Yld	1.72[illegible]	[illegible]	[illegible]	3.2[illegible]	[illegible]	4.4[illegible]	[illegible]	[illegible]
OnTR Swp Spd	1.761	1.905	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
OnTR Price	[illegible]	[illegible]	[illegible]	100-[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	4.71[illegible]

[illegible]	[illegible]	FN 6.5	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]

CAP VOLS (years)					
[illegible]	1	[illegible]	[illegible]	10	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

SWAPTION VOLS (years)			
[illegible]	[illegible]	[illegible]	10 X 10
[illegible]	[illegible]	[illegible]	[illegible]

Prepay Model Knobs	Turnover Level	Turnover Ramp	Refi Val	Refi Elbow Shift	Burnout Severity	Burnout Timing	Curtails Scaling	Curtails Rate	Mtg Rate Diff.	Lag	Model Version
Settings	0.00	0.00	0.00	0.00	0.00	0.00	0.00	[illegible]	[illegible]	[illegible]	30

Greenwich Capital Markets

Yield Sensitivity Table

May 22, 2002 10:31 AM
User: mercadk
As of May 22, 2002, 10:31 AM

Bond Class		
Name / Class:	WFM02010C	A6
Cusip:		
Coupon:	6.000 %	
Formula:	N/A	
Orig. Balance:	$5,808,989.00	
Factor:	1.00000000	
Factor date:	02/01/2002	
Current Cap:	N/A	
Current Floor:	N/A	
Cur. Balance:	$5,808,989.00	

Class Description	
PAC Bands:	N/A
Settlement Date:	05/30/2002
Issue Date:	05/01/2002
First Pay Date:	06/25/2002
Maturity Date:	N/A
Days Delay:	24

Collateral Description	
Coll. Type:	WL
Orig. Balance:	$250,000,000.00
Net Coupon:	5.973 %
Gross Coupon:	6.440 %
Srvc Fee:	0.467 %
Orig. Term:	360 mos
Current WAM:	358 mos
Current Age:	1 mos

Price	150PSA	200PSA	250PSA	350PSA	500PSA	700PSA	1000PSA
99-20+	6.062	6.060	6.058	6.054	6.050	6.045	6.039
99-24+	6.022	6.012	6.004	5.989	5.972	5.952	5.927
99-28+	5.981	5.965	5.950	5.925	5.894	5.860	5.815
100-00+	5.941	5.917	5.896	5.860	5.816	5.767	5.704
100-04+	5.901	5.870	5.842	5.796	5.738	5.675	5.593
100-08+	5.860	5.822	5.789	5.731	5.661	5.583	5.482
100-12+	5.820	5.775	5.735	5.667	5.584	5.491	5.371
100-16+	5.780	5.728	5.682	5.603	5.506	5.400	5.260
100-20+	5.740	5.681	5.628	5.539	5.429	5.308	5.150
WAL:	3.60	2.99	2.60	2.13	1.74	1.45	1.19
Mod. Dur:	3.09	2.62	2.31	1.93	1.60	1.35	1.12
Spread	203.1	225.4	238.6	253.4	272.9	292.6	307.7
First Prin:	06/2002	06/2002	06/2002	06/2002	06/2002	06/2002	06/2002
Last Prin:	03/2009	10/2007	12/2006	12/2005	03/2005	09/2004	04/2004
Bench:	AL	AL	AL	AL	AL	AL	AL

These Computational Materials should be accompanied by a one page Disclaimer which must be read in its entirety by the addressee of this communication. If such disclaimer is not attached hereto, please contact your Greenwich Capital Sals Representative.

	3 Month	6 Month	1 Year	2 Year	3 Year	5 Year	10 Year	30 Year
TSY Yld	1.696	1.867	2.304	3.134	3.791	4.476	5.233	5.811
T/Swp Spd	1.736	1.890	2.320	3.18/4/41	3.60/1/53	4.43/6/41	5.11/9/53	5.64/3/49
T Price	99-13	99-02	101-06	100-13+	107-22	99-23-	98-04+	96-06

1 Mo L.	3Mo L.	01Cof	Prime
1.840	1.370	2.553	4.750

15Mtg	30Mtg	FN 6.5	FN 6.0
6.058	6.636	101-07	98-26

CAP VOLS (years)					
1	2	3	5	10	30
35.820	30.040	26.520	23.100	19.650	16.980

SWAPTION VOLS (years)			
3 X 5	1 X 10	5 X 10	10 X 10
19.110	20.030	15.950	12.670

Prepay Model Knobs	Turnover Level	Turnover Ramp	Refi Val	Refi Elbow Shift	Burnout Severity	Burnout Timing	Lockin Severity	Lockin Rate	Mtg Rate Shift	Surge	Model Version
Settings	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.02	20

Greenwich Capital Markets

Yield Sensitivity Table

May 21, 2002 04:02 PM
User: mercadk
As of May 21, 2002, 04:02 PM

Bond Class		
Name / Class:	WFMI02010C	A7
Cusip:		
Coupon:		5.500 %
Formula:		N/A
Orig. Balance:		$17,840,000.00
Factor:		1.00000000
Factor date:		02/01/2002
Current Cap:		N/A
Current Floor:		N/A
Cur. Balance:		$17,840,000.00

Class Description	
PAC Bands:	N/A
Settlement Date:	05/30/2002
Issue Date:	05/01/2002
First Pay Date:	06/25/2002
Maturity Date:	N/A
Days Delay:	24

Collateral Description	
Coll. Type:	WL
Orig. Balance:	$250,000,000.00
Net Coupon:	5.973 %
Gross Coupon:	6.440 %
Srvc Fee:	0.467 %
Orig. Term:	360 mos
Current WAM:	358 mos
Current Age:	1 mos

Price	150PSA	200PSA	250PSA	350PSA	500PSA	700PSA	1000PSA
97-00	5.878	5.936	5.998	6.125	6.306	6.499	6.743
97-04	5.863	5.918	5.977	6.098	6.270	6.453	6.686
97-08	5.848	5.900	5.956	6.071	6.234	6.408	6.629
97-12	5.833	5.882	5.936	6.044	6.198	6.363	6.572
97-16	5.818	5.864	5.915	6.017	6.163	6.319	6.516
97-20	5.803	5.846	5.894	5.990	6.127	6.274	6.459
97-24	5.788	5.829	5.873	5.963	6.092	6.229	6.403
97-28	5.772	5.811	5.852	5.936	6.056	6.184	6.346
98-00	5.757	5.793	5.831	5.909	6.021	6.140	6.290

	150PSA	200PSA	250PSA	350PSA	500PSA	700PSA	1000PSA
WAL:	12.29	9.75	7.96	5.79	4.16	3.21	2.50
Mod. Dur:	8.44	7.13	6.11	4.74	3.59	2.85	2.26
Spread	58.0	69.1	98.2	137.6	198.8	254.6	304.7
First Prin:	06/2002	06/2002	06/2002	06/2002	06/2002	06/2002	06/2002
Last Prin:	12/2025	03/2023	07/2020	02/2016	12/2009	06/2007	12/2005
Bench:	AL	AL	AL	AL	AL	AL	AL

These Computational Materials should be accompanied by a one-page disclaimer, which must be read in its entirety by the addressee of this communication. If such disclaimer is not attached hereto, please contact your Greenwich Capital sales representative.

	3 Month	6 Month	1 Year	2 Year	3 Year	5 Year	10 Year	30 Year
OSTR Yld	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
OSTR/Swp Spd	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
OSTR Price	99-1[illegible]	[illegible]	101-[illegible]	100-06	[illegible]	[illegible]	[illegible]	[illegible]

[illegible]	[illegible]	[illegible]	Prime
[illegible]	[illegible]	[illegible]	[illegible]

[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]

CAP VOLS (years)					
1	2	3	5	10	30
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

SWAPTION VOLS (years)			
[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]

Prepay Model Knobs	Turnover Level	Turnover Ramp	[illegible]	Refi Elbow Shift	Burnout Severity	Burnout Timing	Lockin Severity	Lockin Rate	Mtg Rate Shift	Surge	Model Version
Settings	[illegible]	[illegible]	0.00	[illegible]	0.00	0.00	0.00	0.00	0.00	0.00	[illegible]

Greenwich Capital Markets

Yield Sensitivity Table

May 21, 2002 04:03 PM
User: mercadk
As of May 21, 2002, 04:03 PM

Bond Class	
Name / Class:	WFM02010C A8
Cusip:	
Coupon:	6.000 %
Formula:	N/A
Orig. Balance:	$201,115.00
Factor:	1.00000000
Factor date:	02/01/2002
Current Cap:	N/A
Current Floor:	N/A
Cur. Balance:	$201,115.00

Class Description	
PAC Bands:	N/A
Settlement Date:	05/30/2002
Issue Date:	05/04/2002
First Pay Date:	06/25/2002
Maturity Date:	N/A
Days Delay:	24

Collateral Description	
Coll. Type:	WL
Orig. Balance:	$250,000,000.00
Net Coupon:	5.973 %
Gross Coupon:	6.440 %
Srvc Fee:	0.467 %
Orig. Term:	360 mos
Current WAM:	358 mos
Current Age:	1 mos

Price	150PSA	200PSA	250PSA	350PSA	500PSA	700PSA	1000PSA
94-24+	6.271	6.290	6.315	6.384	6.689	7.893	8.802
94-28+	6.266	6.285	6.309	6.375	6.673	7.844	8.729
95-00+	6.261	6.279	6.302	6.367	6.656	7.796	8.657
95-04+	6.256	6.273	6.296	6.359	6.640	7.748	8.584
95-08+	6.251	6.268	6.290	6.351	6.624	7.700	8.512
95-12+	6.245	6.262	6.283	6.343	6.608	7.652	8.440
95-16+	6.240	6.256	6.277	6.335	6.592	7.604	8.368
95-20+	6.235	6.251	6.271	6.327	6.575	7.556	8.296
95-24+	6.230	6.245	6.265	6.318	6.559	7.508	8.224

	150PSA	200PSA	250PSA	350PSA	500PSA	700PSA	1000PSA
WAL:	26.36	24.25	21.69	17.13	8.39	2.82	1.89
Mod. Dur:	25.27	23.04	20.64	16.05	8.06	2.71	1.81
Spread	67.1	73.9	81.9	99.6	163.3	409.4	534.5
First Prin:	01/2026	03/2023	08/2020	02/2016	12/2009	03/2005	12/2003
Last Prin:	03/2032	03/2032	03/2032	03/2032	03/2032	03/2005	04/2004
Bench:	AL	AL	AL	AL	AL	AL	AL

	3 Month	6 Month	1 Year	2 Year	3 Year	5 Year	10 Year	30 Year
[illegible]	[illegible]	[illegible]	1.330	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	99-40+	[illegible]	[illegible]

[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	2.660	4.750

[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	4.767	[illegible]	99-18+

CAP VOLS (pmm)					
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	17.130

SWAPTION VOLS (pmm)			
[illegible]	[illegible]	[illegible]	[illegible]
19.500	[illegible]	[illegible]	[illegible]

Prepay Model Knobs	Turnover Level	Purchase Ramp	[illegible]	Refi Elbow Shift	Burnout Severity	Burnout Timing	Seasonality	Curtailment	Mtg Rate Shift	[illegible]	Model Version
Settings	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	10

Greenwich Capital Markets

Yield Sensitivity Table

May 21, 2002 04:04 PM
User: mercadk
As of May 21, 2002, 04:04 PM

Bond Class	
Name / Class:	WFM02010C A9
Cusip:	
Coupon:	6.000 %
Formula:	N/A
Orig. Balance:	$1,486,666.67
Factor:	1.00000000
Factor date:	02/01/2002
Current Cap:	N/A
Current Floor:	N/A
Cur. Balance:	$1,486,666.67

Class Description	
PAC Bands:	N/A
Settlement Date:	05/30/2002
Issue Date:	05/01/2002
First Pay Date:	06/25/2002
Maturity Date:	N/A
Days Delay:	24

Collateral Description	
Coll. Type:	WL
Orig. Balance:	$750,000,000.00
Net Coupon:	5.973 %
Gross Coupon:	6.440 %
Srvc Fee:	0.467 %
Orig. Term:	360 mos
Current WAM:	358 mos
Current Age:	1 mos

Price	150PSA	200PSA	250PSA	350PSA	500PSA	700PSA	1000PSA
16-00	38.222	36.938	35.128	30.386	21.631	9.986	-6.630
16-04	37.883	36.584	34.759	29.984	21.181	9.492	-7.167
16-08	37.549	36.236	34.395	29.587	20.737	9.004	-7.698
16-12	37.219	35.893	34.036	29.196	20.299	8.523	-8.221
16-16	36.895	35.555	33.682	28.810	19.867	8.048	-8.739
16-20	36.575	35.222	33.333	28.430	19.440	7.579	-9.250
16-24	36.261	34.893	32.989	28.054	19.019	7.115	-9.754
16-28	35.950	34.569	32.650	27.683	18.602	6.658	-10.253
17-00	35.644	34.250	32.315	27.318	18.191	6.205	-10.745

	150PSA	200PSA	250PSA	350PSA	500PSA	700PSA	1000PSA
WAL:	12.29	9.75	7.96	5.79	4.16	3.21	2.50
Mod. Dur:	2.29	2.19	2.10	1.92	1.71	1.56	1.43
Spread	3154.1	3026.4	2863.8	2406.8	1558.4	416.2	-1232.5
First Prin:	06/2002	06/2002	06/2002	06/2002	06/2002	06/2002	06/2002
Last Prin:	12/2025	03/2023	07/2020	02/2016	12/2009	06/2007	12/2005
Bench:	AL	AL	AL	AL	AL	AL	AL

These Computational Materials should be accompanied by a one-page disclaimer, which must be read in its entirety by the addressee of this communication. If such disclaimer is not attached hereto, please contact your Greenwich Capital sales representative.

	3 Month	6 Month	1 Year	2 Year	3 Year	5 Year	10 Year	30 Year
[illegible] Yld	1.731	1.926	2.411	[illegible]	3.995	4.615	[illegible]	[illegible]
[illegible]/Swp Spd	1.731	1.830	2.407	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible] Price	[illegible]	99-014	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

[illegible]	[illegible]	[illegible]	Prime
[illegible]	[illegible]	[illegible]	4.750

[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]

CAP VOLS (years)					
1	2	3	5	10	30
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

SWAPTION VOLS (years)			
[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	20.000	[illegible]	[illegible]

Prepay Model Knobs	Turnover Level	Turnover Ramp	Refi Yld	Refi Curve Shift	Burnout Severity	Burnout Timing	Lockin Severity	Lockin Rate	Mtg Rate Shift	Surge	Model Version
Settings	[illegible]	0.00	0.00	[illegible]	[illegible]	0.00	[illegible]	[illegible]	[illegible]	0.00	[illegible]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

OMB APPROVAL
OMB Number: 3235-0327
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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Wells Fargo Asset Securities Corporation
Exact name of registrant as specified in charter

0001011663
Registrant CIK Number

____
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-74308
SEC file number, if available

____
Name of Person Filing the Document (If other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Frederick, State of Maryland, May 23, 2002.

Wells Fargo Asset Securities Corporation
(Registrant)

By: [signature]
Name: Alan S. McKenney
Title: Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ____________, _____, that the information set forth in this statement is true and complete.

By: _______________
(Name)

____
(Title)